Mail Stop 3561

May 08, 2009

Mr. Charles A. Hinrichs
Senior Vice President and Chief Financial Officer
Smurfit-Stone Container Corporation
150 North Michigan Avenue
Chicago, Illinois 60601

      Re: Smurfit-Stone Container Corporation
                Form 10-K for the Fiscal Year Ended December 31, 2008
                Filed March 17, 2009 and
                Supplemental Response filed April 17, 2009
                File No. 0-23876

Dear Mr. Hinrichs:

      We have reviewed your supplemental response and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Management's discussion and analysis of financial condition and results of operations

Non-GAAP Financial Measures, page 23

1. We note your proposed disclosures in response to prior comment two of our letter dated April 3, 2009. However, we note your proposed disclosures are overly broad and the discussions did not address all of the issues indicated in our prior comment. Please revise your disclosure as follows:

- Please provide a detailed discussion demonstrating the usefulness of "Adjusted net income (loss)" and "Adjusted net income (loss) per diluted share" non-GAAP measures and how each of the items excluded from the measures are "unusual" or "non-recurring".
- Please expand your discussion to provide substantive reasons on how these non-GAAP financial measures are useful to investors in evaluating operating performance and why management believes these measures provide useful information to stakeholders.
- Your statement that non-GAAP financial measures are used by management as a basis for evaluating performance is not sufficient. Please revise to provide a robust discussion of how and the manner in which management uses the non-GAAP measures to conduct or evaluate its business and
- Your discussions did not address the economic substance behind management's decision to use such measure. Please revise.

Refer to "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures and Item 10(e) of Regulation S-K for detailed guidance.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Raj Rajan at (202) 551-3388 or Nasreen Mohammed at (202) 551- 3373 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services

David W. Braswell, Esq.
Fax: (314)612-2229